UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 7)*


                         Curtiss-Wright Corporation
           -----------------------------------------------------
                              (Name of Issuer)


                                Common Stock
           -----------------------------------------------------
                       (Title of Class of Securities)


                                231561 10 1
           -----------------------------------------------------
                               (CUSIP Number)


                               Eric J. Draut
                               Unitrin, Inc.
                           One East Wacker Drive
                             Chicago, IL 60601
                               (312) 661-4520
           -----------------------------------------------------
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                              November 1, 2001
           -----------------------------------------------------
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                SCHEDULE 13D

    CUSIP No. 231561 10 1
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1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Unitrin, Inc.
     95-4255452

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2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                 (a) [   ]
                                                                 (b) [   ]
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3.   SEC Use Only

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4.   Source of Funds (See Instructions)
     N/A

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5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e) [   ]

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6.   Citizenship or Place of Organization
     Delaware

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        Number of         7.   Sole Voting Power
         Shares                4,382,400
      Beneficially        -----------------------------------------------------
        Owned by          8.   Shared Voting Power
          Each                 0
        Reporting         -----------------------------------------------------
         Person           9.   Sole Dispositive Power
          With                 4,382,400
                          -----------------------------------------------------
                          10.  Shared Dispositive Power
                               0

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11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     4,382,400
-------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)        [   ]

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13.  Percent of Class Represented by Amount in Row (11)
     43.5%

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14.  Type of Reporting Person (See Instructions)
     HC, CO



Amendment No. 7 to Schedule 13D

     This Amendment No. 7 (the "Amendment") amends and supplements the
Schedule 13D originally filed by Unitrin, Inc. ("Unitrin") on April 6, 1990, as amended by Amendment No. 1 thereto, dated February 28, 1996, Amendment No. 2 thereto, dated March 15, 1996, Amendment No. 3 thereto, dated December 4, 1996, Amendment No. 4 thereto, dated November 6, 2000, Amendment No. 5 thereto, dated January 11, 2001, and Amendment 6 thereto, dated August 17, 2001. Terms used herein and not otherwise defined have the meanings given such terms in Amendment Nos. 4, 5 and 6 to the original
Schedule 13D.

Item 1.  Security and Issuer

     The class of equity securities to which this Schedule 13D relates is the common stock, par value $1.00 per share (the "Common Stock"), of Curtiss-Wright Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1200 Wall Street West, Lyndhurst, New Jersey 07071.

Item 5.  Interest in Securities of the Issuer

     Except as set forth elsewhere in this Amendment, and as a result of a two-for-one stock split paid on December 23, 1997, Unitrin has not acquired or disposed of any shares of the Issuer's Common Stock since December 4, 1996, the date of Amendment No. 3 to the Schedule 13D. However, the ownership percentage by Unitrin of the Issuer's Common Stock has increased as the result of changes in the outstanding number of shares of the Issuer's Common Stock since December 4, 1996. The result of these changes is that Unitrin's ownership percentage has increased from 43.1% as reported in Amendment No. 3 to the Schedule 13D to approximately 43.5% as of the date of this Amendment.

Item 6. Contracts, Agreements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended to include the following information:

     On October 26, 2001, the stockholders of the Issuer approved, at a special meeting called for such purpose, the transactions contemplated by the Merger Agreement. Such approval was a condition to the declaration of the Distribution under the Distribution Agreement. A description of the terms and effects of the Distribution Agreement and the Merger Agreement is included in Item 4 of Amendment No. 4, dated November 6, 2000, to Schedule 13D, and in Item 6 of Amendment No. 6, dated August 17, 2001, to Schedule 13D. Copies of the Distribution Agreement and the Merger Agreement are attached to Amendment No. 6, dated August 17, 2001, to Schedule 13D, as
Exhibit 99.1 and 99.2, respectively.

     On November 1, 2001, a committee of the board of directors of Unitrin declared, subject to the consummation of the Recapitalization, the Distribution of 4,382,400 shares of Class B common stock of the Issuer, on a pro rata basis, to stockholders of record of Unitrin as of November 12, 2001. The Class B common stock to be distributed is expected to be received by Unitrin in the Recapitalization and distributed to its shareholders on or about November 29, 2001. A copy of the press release announcing the declaration of the Distribution is attached to this Amendment as Exhibit 99.3.

     The press release attached hereto as Exhibit 99.3 is incorporated by this reference into this Item 6 and the foregoing is qualified in its entirety by reference to such Exhibit 99.3.

Item 7. Material to be Filed as Exhibits

Exhibit             Description
-------             -----------

99.3                Press Release issued by Unitrin, Inc. on November 1, 2001.


                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATE: November 2, 2001                      UNITRIN, INC.


                                            By:  /s/ Eric J. Draut
                                               -------------------------------
                                            Eric J. Draut
                                            Senior Vice President, Treasurer
                                            and Chief Financial Officer




                               EXHIBIT INDEX

Exhibit              Description
-------              -----------

99.3                 Press Release issued by Unitrin, Inc. on November 1, 2001.



                                                               Exhibit 99.3

                  Unitrin, Inc. Declares Tax-Free Spin-Off
                    of Its Investment in Curtiss-Wright

CHICAGO--(BUSINESS WIRE)--Nov. 1, 2001--Unitrin, Inc. (NYSE: UTR - news) today declared a tax-free distribution to its shareholders of all Class B common stock of Curtiss-Wright Corporation to be issued to Unitrin pursuant to a recapitalization of Curtiss-Wright in which all of the shares of Curtiss-Wright common stock presently held by Unitrin will be exchanged for Class B common stock. The distribution of Curtiss-Wright Class B shares is subject to completion of the recapitalization and will be made on or about November 29, 2001 to Unitrin shareholders of record as of November 12, 2001.

Curtiss-Wright previously announced on October 26, 2001 that its shareholders had approved the recapitalization. The approval of the recapitalization by Curtiss-Wright's shareholders was the last remaining condition to the completion of the spin-off by Unitrin. When distributed, Curtiss-Wright's Class B common stock will trade on the New York Stock Exchange under the symbol "CW-B."

Based on the closing price of Curtiss-Wright's common stock on October 31, 2001, and assuming that the Class B common stock trades at substantially the same price as the other outstanding shares of Curtiss-Wright common stock, the Curtiss-Wright Class B shares to be distributed have an aggregate market value of approximately $203 million or $3.01 per share of Unitrin common stock outstanding. Based on the current number of Unitrin common shares outstanding, Unitrin shareholders will receive approximately
6.5 shares of Curtiss-Wright Class B common stock for every 100 shares of Unitrin common stock owned. As part of the distribution, Unitrin shareholders will receive cash in lieu of any fractional shares of Curtiss-Wright Class B common stock to which they would otherwise be entitled.

"Curtiss-Wright has represented a major investment by Unitrin in a business unrelated to our core operations," stated Richard C. Vie, Unitrin's Chairman and Chief Executive Officer. "We believe that this transaction will deliver value to our shareholders by distributing Curtiss-Wright's stock to them in a tax efficient manner. In addition, the transaction will allow our management to focus greater attention on our core businesses, while providing greater liquidity in the market for Curtiss-Wright's shares."

Under the recapitalization, all of the 4,382,400 Curtiss-Wright common shares previously held by Unitrin will be exchanged for 4,382,400 shares of a new Class B common stock of Curtiss-Wright which will be entitled to elect 80% of the Board of Directors of Curtiss-Wright, but will otherwise be identical to Curtiss-Wright's existing common stock. All of the other outstanding shares of Curtiss-Wright common stock will remain outstanding and be entitled to elect the remaining directors of Curtiss-Wright.

Financial Information

Unitrin, Inc. recorded net income attributable to its investment in Curtiss-Wright of $11.8 million or $0.17 per share for the year ended December 31, 2000 and $8.7 million or $0.13 per share for the nine months ended September 30, 2001. Unitrin's investment in Curtiss-Wright under the equity method of accounting was $131.7 million at September 30, 2001.

About the Companies

Unitrin's subsidiaries are engaged in three businesses: property and casualty insurance, life and health insurance and consumer finance.

Curtiss-Wright Corporation is a diversified provider of highly engineered products and services to the Motion Control, Flow Control and Metal Treatment industries.

Contact:

     Unitrin, Inc.
     Scott Renwick, 312/661-4930